Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Nine Months Ended September 30, 2017	Year Ended December 31
		2016	2015	2014	2013	2012
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$438	$(7,625)	$(936)	$4,712	$2,764	$3,822
Add:
Distributed earnings from equity in unconsolidated affiliates	6	29	11	16	19	4
Fixed charges	628	791	634	554	511	445
Subtotal	1,072	(6,805)	(291)	5,282	3,294	4,271
Less:
Equity in earnings of unconsolidated affiliates	9	31	28	15	9	14
Total earnings (loss) available for fixed charges	$1,063	$(6,836)	$(319)	$5,267	$3,285	$4,257

Fixed charges:
Interest expense	$559	$698	$463	$396	$339	$305
Rental expense representative of interest	69	93	171	158	172	140
Total fixed charges	$628	$791	$634	$554	$511	$445

Ratio of earnings to fixed charges	1.7	(a)	(a)	9.5	6.4	9.6
(a) Total earnings (loss) available for fixed charges for the years ended December 31, 2016 and December 31, 2015 were inadequate to cover fixed charges by $7.6 billion and $953 million, respectively. Reported losses during these periods were primarily due to merger-related costs and termination fee of $4.1 billion and impairments and other charges of $3.4 billion for the year ended December 31, 2016, and impairments and other charges of $2.2 billion for the year ended December 31, 2015.